SANYO

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

07025762

RECEIVED
2007 AUG -7 A 2:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

082-00264

August 1, 2007

To : Securities and Exchange Commission
Office of International Corporate Finance

SUPPL

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

NOTE

	Title of document	Copies
*	The Statements of The Business Results for The First quarter ended June 30, 2007	1

PROCESSED
AUG 0 8 2007
THOMSON
FINANCIAL

SANYO ELECTRIC CO., LTD.

TAKAO OKAZAKI
GENERAL MANAGER,
CORPORATE ACCOUNTING DEPARTMENT

Z-015

平成20年3月期　第1四半期財務・業績の概況　（米国会計基準）

平成19年7月30日

上場会社名　三洋電機株式会社　　上場取引所　東証第一部・大証第一部
コード番号　6764　　URL　http://www.sanyo.co.jp/
代表者　代表取締役社長　佐野　精一郎
問合せ先責任者　経理部部長　岡崎　孝雄　　TEL（06）6991－1181

（百万円未満四捨五入）

1．平成20年3月期第1四半期の連結業績（平成19年4月1日　～　平成19年6月30日）

(1) 連結経営成績　（%表示は対前年同四半期増減率）

	売上高		営業利益		税引前利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
20年3月期第1四半期	496,416	△1.5	732	△71.6	5,444	－	2,572	－
19年3月期第1四半期	504,115	△11.4	2,573	－	△6,052	－	△9,668	－
19年3月期	2,215,434	－	49,568	－	△13,070	－	△45,362	－

	1株当たり四半期（当期）純利益		潜在株式調整後1株当たり四半期（当期）純利益	
	円	銭	円	銭
20年3月期第1四半期	0	42	0	42
19年3月期第1四半期	△18	64	△18	64
19年3月期	△72	66	△72	66

(2) 連結財政状態

	総資産	純資産	株主資本比率	1株当たり純資産	
	百万円	百万円	%	円	銭
20年3月期第1四半期	1,890,485	318,080	16.8	2	94
19年3月期第1四半期	2,127,138	388,698	18.3	14	45
19年3月期	1,970,940	312,008	15.8	1	96

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金等価物期末残高
	百万円	百万円	百万円	百万円
20年3月期第1四半期	11,850	14,941	△54,555	311,473
19年3月期第1四半期	15,285	△12,404	11,055	310,372
19年3月期	△7,524	△16,866	62,002	334,686

2．平成20年3月期の連結業績予想（平成19年4月1日　～　平成20年3月31日）

業績予想の見直しは行っておりません。

3．その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動）　：　無
(2) 会計処理の方法における簡便な方法の採用の有無　：　有
(3) 最近連結会計年度からの会計処理の方法の変更の有無　：　無
［詳細は、【定性的情報・財務諸表等】4.その他をご覧ください。］

【定性的情報・財務諸表等】

1.連結経営成績に関する定性的情報

【当第1四半期の概況】

当第1四半期における世界経済は、米国経済は住宅建設の減少等により景気は減速しているものの、中国を中心とするアジアでは景気の拡大が続いており、またドイツ・フランス・英国等の欧州では景気は回復基調にあり、全般的に景気は回復しております。

一方、わが国経済は、原油をはじめとする原材料価格の高騰など、経済を下押しするリスクは残るものの、企業収益の改善や需要の増加等を受けて設備投資は増加傾向で推移しており、景気は緩やかに拡大している状況にあります。

このような状況の下、当社グループは、地球といのちに喜ばれる企業になるというブランドビジョン「Ｔｈｉｎｋ ＧＡＩＡ」に基づき、「環境・エナジー先進メーカー」への変革を目指してきましたが、この確固たる経営ビジョンと環境・エナジー先進メーカーへの変革は、今後も変わることなく継続してまいります。こうした中で、まず今年の秋を目処に「環境・エナジー先進メーカーの顔となる事業」と「収益性・成長性の基準に従った収益部門」を確定し、当社グループの目指すべき全体像を描き出す「マスタープラン」を策定し、さらに、この「マスタープラン」に基づき、当社グループが着実な成長に移行するための３ヵ年の「新中期経営計画」(2008 年度〜2010 年度)を策定してまいります。

【連結業績概要】

当第1四半期の連結売上高は、前年同期比 １．５％減少し ４，９６４億円となりました。このうち国内売上高は、前年同期比 ２２．７％減少の １，８９４億円となり、海外売上高は、前年同期比 １８．６％増加の ３，０７０億円となりました。

部門別では、コンシューマ部門は、デジタルカメラ、液晶プロジェクターが好調に推移したものの、国内向け携帯電話が競争激化により大幅に減少したことや洗濯機、冷蔵庫、エアコンなどの電化機器の国内での売上が減少したことなどにより、前年同期比 １１．７％減少の ２，０９４億円となりました。

コマーシャル部門は、事業の強化・拡大に向けた取り組みを推進してきた海外のショーケースやパッケージエアコンの売上が拡大したことなどにより、前年同期比 １２．１％増加の６０４億円となりました。

コンポーネント部門は、市況の低迷により半導体の売上は減少したものの、二次電池や光ピックアップなどの売上が海外を中心に増加したことなどにより、前年同期比 ６．５％増加の ２，１７３億円となりました。

利益面では、売上高の減少や原材料価格の高騰などにより、営業利益は、前年同期比１８億円減少の ７億円となりました。税引前利益は、三洋電機クレジット株式の売却益や持分法投資損益の改善などにより、前年同期比 １１５億円改善の ５４億円、 当期純利益は、法人税等の計上などにより２６億円の黒字となり、前年同期比 １２２億円の改善とな

りました。

2.連結財政状態に関する定性的情報

＜資産＞

当第１四半期末の総資産は、前年度末比 ８０５億円減の １兆 ８，９０５億円となりました。その主な要因は、棚卸資産が前年度末比 ２４６億円増加したものの、現金及び預金、定期預金、金銭信託が前年度末比 ５３６億円減少したことや受取手形及び売掛金が前年度末比 ３４０億円減少、投資及び貸付金が前年度末比 ２７６億円減少したことなどによるものであります。

＜負債及び資本＞

当第１四半期末の負債総額は、前年度末比 ８６１億円減の １兆 ５，４９０億円となりました。その主な要因は、短期借入金、一年内返済長期負債が前年度末比 ５０９億円減少したことや社債及び長期借入金が前年度末比 ２７３億円減少したことなどによるものであります。

資本合計は、その他の包括利益累計額が前年度末比 ３５億円増加したことや、当期純利益 ２６億円の計上などにより、前年度末比 ６１億円増の ３，１８１億円となりました。

＜キャッシュ・フロー＞

当第１四半期におきましては、営業活動による資金は １１９億円の増加、設備投資などの投資活動による資金は １４９億円の増加、また、財務活動による資金は ５４６億円の減少となりました。これらに為替変動などの影響を考慮した現金及び現金等価物の当第１四半期末残高は、前年度末に比べて ２３２億円減少し、３，１１５億円となりました。

3.連結業績予想に関する定性的情報

平成２０年３月期の業績の見通しにつきましては、前回通りで変更いたしておりません。

＊上記の業績見通しは、当社が現時点で合理的であると判断する一定の前提に基づいており、実際の業績は見通しと大きく異なる可能性があります。
その要因のうち主なものは、世界各地域の政治及び経済情勢の変動、材料価格の高騰、及び為替相場の変動等であります。（これらに限られるものではありません。）

4.その他

(1) 期中における重要な子会社の異動（連結範囲の変更を伴う特定子会社の異動） ： 無

(2) 会計処理の方法における簡便な方法の採用の有無 ： 有
一部の子会社において、法人税等の計上を法定実効税率をベースにして行うなど、投資家等の利害関係者の投資判断を大きく誤らせないと考えられる範囲で、一定の簡便な手続きを採用しております。

(3) 最近連結会計年度からの会計処理の方法の変更の有無 ： 無

比較連結貸借対照表

(単位：百万円)

項目	平成19年度第1四半期末(平成19年6月30日現在)	平成18年度末(平成19年3月31日現在)	増減
(資産の部)			
流動資産			
現金及び預金	164,401	148,382	16,019
定期預金	147,072	186,304	△39,232
金銭信託	57,600	88,000	△30,400
有価証券	171	672	△501
受取手形及び売掛金	419,988	453,999	△34,011
関係会社受取手形・売掛金	22,062	21,117	945
貸倒引当金	△7,216	△7,493	277
棚卸資産	353,755	329,108	24,647
繰延税金	5,321	5,850	△529
その他	72,415	62,271	10,144
計	1,235,569	1,288,210	△52,641
投資及び貸付金			
関係会社投資・貸付金	51,569	49,180	2,389
その他の投資・貸付金	54,076	84,045	△29,969
計	105,645	133,225	△27,580
有形固定資産			
建物	406,822	401,796	5,026
機械及びその他	883,686	867,425	16,261
減価償却累計額	△922,365	△901,604	△20,761
土地	92,309	91,605	704
建設仮勘定	10,397	9,557	840
計	470,849	468,779	2,070
長期繰延税金	13,123	13,921	△798
その他の資産	65,299	66,805	△1,506
資産合計	1,890,485	1,970,940	△80,455

項目	平成19年度第1四半期末(平成19年6月30日現在)	平成18年度末(平成19年3月31日現在)	増減
(負債の部)			
流動負債			
短期借入金	200,717	219,785	△19,068
一年内返済長期負債	123,418	155,221	△31,803
支払手形及び買掛金	398,631	406,577	△7,946
関係会社支払手形・買掛金	5,381	6,118	△737
設備関係支払手形・未払金	25,610	20,424	5,186
未払税金	3,252	8,997	△5,745
従業員預り金	12,128	12,202	△74
その他	248,335	245,564	2,771
計	1,017,472	1,074,888	△57,416
社債及び長期借入金	313,385	340,698	△27,313
未払退職・年金費用	209,973	211,173	△1,200
長期繰延税金	8,124	8,327	△203
負債合計	1,548,954	1,635,086	△86,132
少数株主持分	23,451	23,846	△395
(資本の部)			
資本金	322,242	322,242	－
資本剰余金	781,951	781,951	－
利益剰余金	△630,744	△633,315	2,571
その他の包括利益(△損失)累計額	△147,662	△151,174	3,512
計	325,787	319,704	6,083
自己株式	△7,707	△7,696	△11
資本合計	318,080	312,008	6,072
負債・少数株主持分・資本合計	1,890,485	1,970,940	△80,455

比較連結損益計算書

（単位：百万円）

項目	平成19年度 第1四半期（平成19年4月 1日から 平成19年6月30日まで）		平成18年度 第1四半期（平成18年4月 1日から 平成18年6月30日まで）		前年同期増減	
	金額	百分比	金額	百分比	金額	比率
		%		%		%
売上高	496,416	100.0	504,115	100.0	△7,699	△1.5
その他の営業収益	25,160	5.1	21,540	4.3	3,620	16.8
売上高・営業収益計	521,576	105.1	525,655	104.3	△4,079	△0.8
売上原価	434,506	87.6	426,841	84.7	7,665	1.8
販売費及び一般管理費	86,338	17.4	96,241	19.1	△9,903	△10.3
営業利益	732	0.1	2,573	0.5	△1,841	△71.6
営業外収益	19,235	3.9	4,620	0.9	14,615	316.3
受取利息及び配当金	(2,922)		(1,889)		(1,033)	
その他の収益	(16,313)		(2,731)		(13,582)	
営業外費用	14,523	2.9	13,245	2.6	1,278	9.6
支払利息	(4,037)		(4,795)		(△758)	
その他の費用	(10,486)		(8,450)		(2,036)	
税引前利益	5,444	1.1	△ 6,052	△1.2	11,496	-
法人税等	2,590	0.5	2,607	0.5	△17	△0.7
少数株主持分控除前利益	2,854	0.6	△ 8,659	△1.7	11,513	-
少数株主持分損益(控除)	282	0.1	1,009	0.2	△727	△72.1
当期純利益	2,572	0.5	△ 9,668	△1.9	12,240	-

比較連結キャッシュ・フロー計算書

（単位：百万円）

項　　目	平成19年度第１四半期（平成19年4月 1日から 平成19年6月30日まで）	平成18年度第１四半期（平成18年4月 1日から 平成18年6月30日まで）
Ⅰ．営業活動によるキャッシュ・フロー		
当期純利益（△損失）	2, 572	△ 9, 668
減価償却費及びその他の償却費	21, 260	18, 637
受取手形及び売掛金の減少	40, 348	34, 864
棚卸資産の増加	△ 19, 688	△ 33, 558
支払手形及び買掛金の増加（△減少）	△ 12, 122	10, 683
その他	△ 20, 520	△ 5, 673
営業活動によるキャッシュ・フロー計	11, 850	15, 285
Ⅱ．投資活動によるキャッシュ・フロー		
有価証券及び投資・貸付金の減少	26, 076	973
有形固定資産の購入及び売却	△ 10, 647	△ 12, 278
その他	△ 488	△ 1, 099
投資活動によるキャッシュ・フロー計	14, 941	△ 12, 404
Ⅲ．財務活動によるキャッシュ・フロー		
短期借入金の減少	△ 22, 380	△ 703
長期負債の減少	△ 62, 006	△ 13, 130
金銭信託の払い出しによる収入	30, 400	25, 000
配当金の支払	△ 440	△ 99
その他	△ 129	△ 13
財務活動によるキャッシュ・フロー計	△ 54, 555	11, 055
Ⅳ．為替変動の現金及び現金等価物への影響額	4, 551	△ 1, 064
Ⅴ．現金及び現金等価物の純増減額	△ 23, 213	12, 872
Ⅵ．現金及び現金等価物の期首残高	334, 686	297, 500
Ⅶ．現金及び現金等価物の期末残高	311, 473	310, 372

事業の種類別セグメント

（単位：百万円）

項目		平成19年度 第1四半期（平成19年4月1日から平成19年6月30日まで）		平成18年度 第1四半期（平成18年4月1日から平成18年6月30日まで）		前年同期増減	
		金額	構成比	金額	構成比	金額	比率
			%		%		%
売上高及び営業収益	コンシューマ部門	211,688	39.8	240,622	44.7	△28,934	△12.0
	コマーシャル部門	60,534	11.4	54,850	10.2	5,684	10.4
	コンポーネント部門	224,289	42.2	212,053	39.3	12,236	5.8
	その他部門	35,217	6.6	31,256	5.8	3,961	12.7
	計	531,728	100.0	538,781	100.0	△7,053	△1.3
	消去又は全社	△10,152	−	△13,126	−	2,974	−
	連結	521,576	−	525,655	−	△4,079	△0.8
営業利益	コンシューマ部門	△4,330	△55.0	△4,831	△45.9	501	−
	コマーシャル部門	△611	△7.7	1,649	15.7	△2,260	−
	コンポーネント部門	12,085	153.4	12,602	119.8	△517	△4.1
	その他部門	734	9.3	1,099	10.4	△365	△33.2
	計	7,878	100.0	10,519	100.0	△2,641	△25.1
	消去又は全社	△7,146	−	△7,946	−	800	−
	連結	732	−	2,573	−	△1,841	△71.6

(注) 1．事業区分及び当該事業区分に属する主な製品

コンシューマ部門　：テレビ・ビデオテープレコーダー・ＤＶＤプレーヤー・液晶プロジェクター等の映像機器、オーディオ機器、デジタルカメラ・電話機等の情報通信機器、冷蔵庫・エアコン・洗濯機・電子レンジ等の家庭用機器

コマーシャル部門　：ショーケース・大型エアコン・吸収式冷凍機等の業務用機器

コンポーネント部門：半導体、電子部品、一次電池、二次電池、太陽電池等

その他部門：物流、保守等

2．基礎的研究費及び親会社の本社管理部門に係わる費用については、配賦不能営業費用として、「消去又は全社」の項目に含めています。

平成19年度第1四半期

連結決算概要

（単位：百万円）

	平成19年度 第1四半期 （平成19年4月 1日から 平成19年6月30日まで）	平成18年度 第1四半期 （平成18年4月 1日から 平成18年6月30日まで）	前年同期 増減率
売上高	496,416	504,115	△1.5％
営業利益	732 （0.1％）	2,573 （0.5％）	△71.6％
税引前利益	5,444 （1.1％）	△6,052 （△1.2％）	—
当期純利益	2,572 （0.5％）	△9,668 （△1.9％）	—
1株当たり 当期純利益	円 銭 0 42	円 銭 △18 64	

1. 当社の連結財務諸表は、米国会計基準に基づいて作成しております。
2. 営業利益及びセグメント情報は、日本基準に基づいて作成しております。
3. 連結対象会社数　198社、持分法適用会社数　67社
4. 財務数値につきましては監査対象外であります。
5. （　）内は売上高に対する比率であります。

部門別連結売上高比較表

(単位：百万円)

項目		平成19年度　第1四半期 (平成19年4月 1日から 平成19年6月30日まで)		平成18年度　第1四半期 (平成18年4月 1日から 平成18年6月30日まで)		前年同期増減	
		金額	構成比	金額	構成比	金額	比率
			%		%		%
コンシューマ部門		209,367	42.1	237,234	47.1	△ 27,867	△11.7
コマーシャル部門		60,448	12.2	53,946	10.7	6,502	12.1
コンポーネント部門		217,314	43.8	204,117	40.5	13,197	6.5
その他部門		9,287	1.9	8,818	1.7	469	5.3
合計		496,416	100.0	504,115	100.0	△ 7,699	△1.5
内訳	国内売上高	189,388	38.2	245,150	48.6	△ 55,762	△22.7
	海外売上高	307,028	61.8	258,965	51.4	48,063	18.6

END